

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re:** **CVSL, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 3, 2014**
> **File No. 333-200712**

Dear Mr. Rochon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify for us the subsection of General Instruction I.B. to Form S-3 upon which you intend to rely for this primary offering. Please provide us with a detailed analysis of your eligibility to rely on this Instruction or provide us with an analysis of the alternate basis on which you believe you are eligible to register this transaction on Form S-3.

2. Please provide us with your analysis as to why you believe the OTCQX Martketplace stock price as of December 2, 2014 is a representative market price for purposes of Item 501(b)(3) of Regulation S-K, as opposed to a price range, considering that you are in the process of up-listing to a national securities exchange and no sales of your common stock will be made under this registration statement until you have up-listed to such an exchange.

Incorporation of Certain Documents by Reference, page S-12

3. Please revise to include the Current Report on Form 8-K filed on November 26, 2014 and December 3, 2014. In addition, please remove the reference to the Current Report on Form 8-K filed on December 2, 2014 as no report was filed on that date.

Outside Back Cover Page of Prospectus, page S-13

4. Please provide the prospectus delivery obligations pursuant to Item 502(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     Leslie Marlow, Esq.